December 6, 2005

VIA TELEFAX AND REGULAR MAIL


Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.  W., Mail Stop 0407
Washington, D.C.  20549

Re:   Signature Leisure, Inc.
      Registration Statement on Form SB-2
      Filed on July 13, 2005, as amended
      File No.  333-126509

      Form 10-KSB for the fiscal year ended Dec.  31, 2004
      Filed April 18, 2005

      Form 10-QSB for the quarter ended March 31, 2005
      Filed May 23, 2005
      File No.  0-49600

Dear Mr.  Carnes:

      At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated August 8, 2005 regarding our Registration Statement filed on July 13, 2005, as amended, our Form 10-KSB filed April 18, 2005 and Form 10-QSB -2 filed on May 23, 2005. We hereby provided the following responses.

Prospectus Summary, Page 1

COMMENT 1:  Please revise to discuss very briefly, but in more definite and concrete terms the key aspects of your business. Your current disclosure is too vague. In this regard, please address the following:

            o Clearly disclose how you generate revenue and the extent to which you are currently generating revenues from your products and services. For example, clarify what you mean by "reestablishing" your auto dealer operations. Do you have an operational dealership with inventory? To the extent that these products and services are not generating revenue, briefly disclose the steps you must take to make them operational.

Mr.  Larry Spirgel
December 6, 2005
Page 2

            o We note a press release dated July 6, 2005, prior to your filing of this registration statement, that you "entered into the information technology services industry and has begun servicing clients in Central Florida." Briefly describe this business and provide sufficient information so that investors can assess how material it is to your business. File this agreement as an exhibit.

            o Disclose your revenues and net losses for the quarter ended March 31, 2005 and for the year ended December 31, 2004. Please also disclose your accumulated deficit and total assets.

            o We note your discussion of your auditor's "going concern" opinion: Please revise to quantify very briefly how much funding you will need to raise to operate in the next twelve months.

RESPONSE:   We have revised our disclosure to disclose how we generate revenues and clarify our disclosure regarding our auto-dealer operations and our entry into the technology-services industry. We have also revised our disclosure to include our revenues, net losses and how much funding we will need to raise to operate in the next twelve months.

The Offering, page 2

COMMENT 2:  Explain how you calculate the "lowest volume weighted average price." Further, revise to clarify, if true, that the 1 % fee is a cash fee or discount that is retained by Katalyst Capital and that it does not represent additional shares issued to Katalyst Capital.

RESPONSE:   The lowest volume-weighted average price is obtained from Bloomberg,
            LP, a stock information-gathering service. Katalyst Capital and Signature Leisure have agreed to use the services of Bloomberg, LP as an independent third-party source of information to determine the lowest volume-weighted average price.

Mr.  Larry Spirgel
December 6, 2005
Page 3

COMMENT 3.  We note your disclosure in footnote 2 regarding the convertible debentures and the compensation debenture. We also note your disclosure in the liquidity and capital resources section regarding the "second promissory note" issued to Katalyst Capital in Feb. 2005 and the promissory note issued to Katalyst Capital in December 2004. In your response letter, please identify all securities of Signature Leisure currently held by Katalyst Capital. File the relevant agreements relating to these securities (including the instruments defining the rights of the securities). Indicate in your response letter whether these securities are convertible or exercisable into other Signature Leisure securities and whether the conversion prices, exercise prices, or formulas are based on the market price of other Signature Leisure securities.

RESPONSE:   We have not issued any convertible debentures to Katalyst Capital.
            We have corrected our disclosure accordingly. Katalyst Capital currently holds one million shares of our common stock that we issued to Katalyst Capital as a one-time commitment fee pursuant to the terms of the Standby Equity Distribution Agreement.

COMMENT 4:  Please clarify that the sales of shares by Katalyst Capital will likely cause the market price of your common stock, to decline, which will require you to issue increasing numbers of shares to Katalyst Capital. Please similarly clarify your risk factors entitled "Management Recognizes That We Must Raise Additional Financing ..." on page 6 and your risk factor entitled "Future Sales by Our Stockholders ...", on page 9.

RESPONSE:   We have revised our disclosure to clarify that the sale of our shares by Katalyst Capital will likely cause the market price of our common stock to decline and have similarly revised the risk factors as requested.

COMMENT 5:  Tell us in your response letter how Spencer-Clarke, LLC facilitated the equity line agreement. Detail the role that Spencer-Clarke, LLC played in bringing the parties together. Confirm that there are no affiliations among Spencer-Clarke, LLC, Katalyst Capital Group, the company or any of its executives.

RESPONSE:   Spencer-Clarke provided due diligence information and investment counsel to us. Spencer-Clarke also consulted with us regarding the structure of the financing and the nature of our relationship with the investor, Katalyst Capital. We confirm that there are no affiliations among Spencer-Clarke, Katalyst Capital, Signature
            Leisure or its executives.

Mr.  Larry Spirgel
December 6, 2005
Page 4

COMMENT 6:  Please disclose that under Section 7.2(h) of your equity line agreement that the number of shares issuable to Katalyst Capital may not cause Katalyst Capital to own more than 9.9% of your outstanding shares. Revise your table on page 2 to reflect this limitation. For example, revise the net cash to Signature column to make clear that these amounts could be considerably less if Katalyst Capital retains a portion of the stock that it purchases from the company.

RESPONSE:   We have revised the table on page 2 by providing a footnote that makes clear that the net cash that is being provided to us under the Equity Distribution Agreement could be considerably less if Katalyst
            Capital retains a portion of the stock that it purchases from us.

COMMENT 7:  We note footnote (1) on page 3. Please revise the footnote to indicate that up to 163,398,693 shares of your common stock may be issued (as opposed to will be issued) due the uncertainty surrounding the success of the offering. Carefully review the rest of your prospectus and make conforming changes elsewhere.

RESPONSE:   We have revised footnote (1) on page 3 as requested.

Risk Factors, page 6

COMMENT 8:  Add a risk factor highlighting the terms of Mr. Carnes' employment agreement. Address the uncertainty on how the company's obligations will be funded given the company's precarious financial condition. In addition, we note that Mr. Carnes' Employment Agreement dated September 3, 2003 was executed on behalf of Signature Leisure by Mr. Carnes. Discuss any potential conflict of interest concerns relating to the execution of his employment agreement.

RESPONSE:   We have added a risk factor highlighting the terms of Mr. Carnes'
            employment agreement. In addition, we have discussed the potential conflict of interest relating to the execution of Mr. Carnes' employment agreement.

Mr.  Larry Spirgel
December 6, 2005
Page 5

COMMENT 9:  Do not present risks that could apply to any issuer in your industry, do not reflect your current operations, are not material, or are generic, boilerplate disclosure. Rather, tailor each risk factor to your specific facts and circumstances. To the extent that a risk is not material to you or your investors, consider whether you need to include it. We note as illustrative examples the following:

            o     Future Acquisitions May Disrupt Our Business..., page 7

            o     We Are Subject to Price Volatility..., page 8

            o     We May Not be Able to Compete Effectively..., page 8

            o     We May Not be Able to Manage Growth ..., page 8

            o     The Price You Pay in This Offering Will Fluctuate..., page 10

RESPONSE:   We have revised our disclosure as requested by deleting those risk factors that are not material or that could be considered generic, boiler-plate disclosure.

Signature Has Historically Lost Money..., page 6

COMMENT 10: Disclose how much funding you will need to raise in the next twelve months and disclose when you anticipate reaching profitability.

RESPONSE:   We have revised our disclosure to provide the amount of funding we will need to raise in the next twelve months and how we intend to reach profitability.

Management Recognizes That we Must Raise Additional Financing.  .  ., page 6

COMMENT 11: Please disclose that if Signature Leisure uses funds from the equity distribution agreement for acquisitions, Mr. Carnes will be entitled to receive $150,000 for each acquisition. Disclose, if true, that these bonus amounts would be funded from the equity line.

RESPONSE:   We have revised the risk factor as requested.

Mr.  Larry Spirgel
December 6, 2005
Page 6

Our common Stock May be Affected...,, page 7

COMMENT 12: Please revise your heading to clarify how the low trading volume may affect your shareholders' ability to sell shares. Also, disclose in the text the average daily trading volume of your stock. Please combine your disclosure regarding price fluctuation with your risk factor regarding price volatility on page 8.

RESPONSE:   We have revised our disclosure as requested.

We Could Fail to Attract or Retain Key Personnel ..., page.  7

COMMENT 13. Move the risk factor to the beginning of this section. Revise your caption to disclose that you have and depend on one officer, Mr. Carnes, and that Mr. Carnes is also the CFO of another publicly traded company and, therefore, does not devote all of his time to Signature Leisure. In the text, highlight the risks associated with your officer trying to develop the company's various fledgling businesses and manage the reporting requirements of a public company while only working part-time. Also, disclose, if true, Mr. Carnes' lack of direct prior experience in operating the various businesses you intend to develop.

RESPONSE:   We have revised our disclosure as requested.

Existing Shareholders Will Experience Significant Dilution..., page 9

COMMENT 14. Delete the reference to "our net income per share could decrease in future periods" since the company has never had net income.

RESPONSE:   We have revised our disclosure as requested.

The Selling Stockholders Intend to Sell Their Shares ..., page 9

COMMENT 15. We note that, under the terms of your equity distribution agreement,
            Katalyst Capital is permitted to sell shares corresponding to a particular advance before those shares have been delivered. Please disclose that Katalyst Capital can engage in short sales and cover the position with shares issued under your equity line of credit. In addition, please discuss what affect this will have on the market price of your common stock.

RESPONSE:   Pursuant to the terms of the Equity Distribution Agreement, Katalyst
            Capital is prohibited from engaging in short sales and has represented to Signature Leisure that neither Katalyst Capital nor any of its affiliates will engage in short sales of our common stock.

Mr.  Larry Spirgel
December 6, 2005
Page 7

Our Common Stock May be Affected    ..., page10

COMMENT 16. This risk factor merely repeats your risk factor regarding your limited trading volume on page 7. Please delete.

RESPONSE:   We have revised our disclosure by deleting the risk factor as requested.

Our Common Stock is Deemed to be "Penny Stock"..., page 10

COMMENT 17. The risk you convey is unclear. It appears that the risk is that the penny stock rules may result in fewer brokers willing to make a market in your shares. Please revise.

RESPONSE:   We have revised the risk factor as requested.

We May Not be Able to Obtain...,  page

COMMENT 18. Please disclose that even though Katalyst Capital may not hold more than 9.9% of your common stock at any one time, this restriction does not prevent Katalyst Capital from selling some of its holdings and then receiving additional shares.

RESPONSE:   We have revised the risk factor disclosure as requested.

Selling, Stockholders..., page 13

COMMENT 19. Disclose the "Consultants and Others" and the shares that are being registered on their behalf Disclose how those shares were acquired.

RESPONSE:   We have revised the selling stockholders' table to delete any references to other selling stockholders and consultants as the only selling stockholder is Katalyst Capital.

Mr.  Larry Spirgel
December 6, 2005
Page 8

Use of Proceeds, page 15

COMMENT 20. Disclose any proceeds that Mr. Carnes will be receiving from the equity line from his accrued salary and bonuses.

RESPONSE:   We have revised our disclosure to reflect that proceeds received from the Equity Distribution Agreement may be used to pay any accrued salaries we currently owe Mr. Carnes for his services as our Chief Executive Officer. We have also disclosed that Signature
            Leisure has not made any determination regarding the amount of proceeds, if any, that will be used to pay accrued salary and bonus to Mr. Carnes.

COMMENT 21: Disclose more particularly how the proceeds will be used for business development, infrastructure and improvements and operating capital.

RESPONSE:   We have revised our disclosure to include further details regarding our use of proceeds which we receive under the Equity Distribution
            Agreement.

COMMENT 22: Please disclose the amount of proceeds that will be used to repay amounts owed under the convertible notes that you previously disclosed.

RESPONSE:   We have no convertible notes.

COMMENT 23: Please also list the placement agent fee as a use of proceeds in your table. In addition, please include the expenses you disclose on page 19. In this regard, do these amounts include the escrow agent-fees disclosed under Section 12.4(a), of the standby equity distribution agreement? Please disclose all fees relating to the offering in the table.

RESPONSE:   The placement agent fee was paid when we executed the Placement
            Agent Agreement on July 7, 2005. Therefore, the placement agent fee should not be calculated in the use of proceeds, as we will not pay any fees to the placement agent form the proceeds we receive under the Equity Distribution Agreement. All of the other expenses related to the offering have been included in the table as requested.

Mr.  Larry Spirgel
December 6, 2005
Page 9

Standby Equity Distribution Agreement, page 17

COMMENT 24: We note your statement that "[t]here are no other significant closing conditions to cash advances under the Equity Distribution Agreement," Confirm to us in your response letter that there are no other conditions to cash advances under the agreement or tell us in your response letter all other conditions to cash advances under the agreement.

RESPONSE:   We have deleted the statement regarding the conditions to cash advances under the Equity Distribution Agreement. The Equity
            Distribution Agreement attached to this response letter as Exhibit A contains all of the conditions to receiving cash advances.

COMMENT 25: We note the escrow agreement. Please explain to us the purpose of this agreement. Clarify what are the conditions for release of any funds to the company from escrow.

RESPONSE:   The purpose of the Escrow Agreement is to provide for the orderly distribution of cash proceeds to Signature Leisure and stock to Katalyst Capital upon the satisfaction of the conditions under the Escrow Agreement. When the escrow agent receives a joint written direction to disburse funds that is signed by both Signature Leisure and Katalyst Capital, then the escrow agent will disburse funds to Signature Leisure and release the stock to Katalyst Capital. Prior to disbursing the funds the escrow agent must have received the cash advance from Katalyst Capital and the stock from Signature Leisure.

Plan of Distribution, page 19

COMMENT 26: Please disclose Katalyst Capital's intentions regarding short selling and other hedging activity.

RESPONSE:   Pursuant to the Equity Distribution Agreement, Katalyst Capital is
            prohibited from short selling of our stock. Katalyst Capital has represented, under the Equity Distribution Agreement, that it will not engage in any short sales.

Mr.  Larry Spirgel
December 6, 2005
Page 10

Management's Discussion and Analysis..., page 20

Overview, page 20

COMMENT 27. Briefly describe how you generate revenue from Parker Productions.
            Also, please briefly describe the specific steps you intend to take and the anticipated timing "to begin working towards starting to rebuild the auto sales business..." Please also disclose when you anticipate you will generate revenue from your auto sales business and what "other business opportunities" you plan to pursue.

RESPONSE:   We have added the disclosure to the "Overview" section of the
            "Management's Discussion and Analysis of Plan of Operations."

Results of Operations for the Three Months Ended March 31, 2005...,page 20

Revenues, page 20

COMMENT 28: Please clarify whether you generated any revenue from auto sales.

RESPONSE:   We have revised our disclosure to include that we have generated revenues from auto sales.

Cost of Sales, page 21

COMMENT 29: Explain, why your cost of sales increased "primarily because of our lack of sales."

RESPONSE:   We have revised our disclosure to clarify that the cost of services increased as a result of hiring additional consultants.

Expenses, page 21

COMMENT 30: Disclose how many employees you hired, their titles and for which of your businesses.

RESPONSE:   We have revised our disclosure to include the number of employees we have hired, their titles and for which businesses they perform services.

Mr.  Larry Spirgel
December 6, 2005
Page 11

Results of Operations for the Year Ended December 31, 2004    ...,page 21

COMMENT 31: Disclose what the $1,183,019 in general and administrative costs were in 2004. Disclosed who received the $714,100 in stock-based compensation.

RESPONSE:   We have disclosed what the $1,183,019 in general and administrative costs were in 2004 and who received the $714,100 in stock-based compensation.

Liquidity and Capital Resources page 22

COMMENT 32: Please revise to begin with a brief overview describing your current financial situation, including the main categories of your present indebtedness. In the overview, state clearly whether or not your current assets are sufficient to meet your current liabilities and explain the significance to investors.

RESPONSE:   We have revised our disclosure as requested.

COMMENT 33: Clarify whether the note currently in default is secured. If so, indicate whether the lender has indicated any intention to foreclose on the note.

RESPONSE:   We have clarified our disclosure to indicate that the note that we issued to Mr. Edward Miers in exchange for a loan of $28,210 has been retired and a new note was issued on September 22, 2005 to cure our default.

Mr.  Larry Spirgel
December 6, 2005
Page 12

COMMENT 34: We note your disclosure regarding your equity distribution agreement, however, it is unclear whether this source of funding will be sufficient to meet your funding needs in the next twelve months. Please generally revise to explain in greater concrete detail your specific plans to achieve profitability and to address your auditor's going concern opinion. Also clarify for how long into the future you expect to incur significant operating losses. Disclose how much funding you will need to continue operations for the next twelve months and please disclose the sources of this funding. Provide greater detail about your definite plans for "equity or debt financing or credit facilities" or clearly state that you have none. These are only examples, generally revise your Liquidity and Capital Resources discussion and consider the guidance in Section IV of Securities Act Release No. 33-8350 (December 19,
            2003).

RESPONSE:   We have revised our disclosure as requested.

Description of Business, page 25

COMMENT 35: Significantly revise this section to focus on providing a clear and concise description of your company. In this regard, please address the following:

            o Clearly disclose the nature and extent of operations for your car dealership and modeling and event staffing operations. Disclose, if true, that the car dealership business currently does not generate any revenue and disclose the revenue you have generated from the model and event staffing business.

            o Describe your arrangements with your independent contractors and how many you currently employ.

            o Clearly discuss how you intend to develop each business. In this regard, discuss the steps needed to reach each point and the time frame and anticipated amount of funding needed to implement each stage.

            o We note your disclosure that "[m]anagement intends to pursue and review other business opportunities ..." Please clarify what these opportunities may be and provide the basis for having the ability to pursue other opportunities given your number of employees.

RESPONSE:   We have revised our disclosure as requested.

Mr.  Larry Spirgel
December 6, 2005
Page 13

Management, page 29

Employment Agreements, page 30

COMMENT 36: Please clarify how "each merger and/or acquisition and/or business unit start-up brought to Signature" is defined under the employment agreement so that investors understand the magnitude of the transaction that qualifies for this bonus amount. For example, is there a minimum value of a business to be acquired that is required to trigger this bonus payment? Please disclose the transactions that have qualified for the payment of this bonus and the value of those transactions.

RESPONSE:   We have revised our disclosure as requested.

Certain Relationships and Related Transactions, page 32

COMMENT 37: Please file all of your related party transaction agreements as exhibits.

RESPONSE:   We have attached all of the related party transaction agreements to the revised registration statement and have included those agreements in the exhibit list as requested.

COMMENT 38: Disclose the shareholder who loaned, Signature $28,210 and the nature of the shareholder's affiliation to Signature Leisure. Disclose whether this transaction is comparable to terms you could have received from an unaffiliated party.

RESPONSE:   We have revised our disclosure as requested.

How To Get More Information, page 35

COMMENT 39: Please note that the address of the Commission's public reference room has changed to 100 F Street, NE, Washington, DC 20549. Please revise. Please also disclose that investors may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330.

RESPONSE:   We have revised our disclosure as requested.

Mr.  Larry Spirgel
December 6, 2005
Page 14

Part II, page II-1

Recent Sales of Unregistered Securities, page II-1

COMMENT 40: Disclose the exemption from registration you relied upon for each issuance.

RESPONSE:   We have revised our disclosure as requested.

COMMENT 41: We note your disclosure regarding the 1,700,000 shares of your common stock issued "to consultants in exchange for business consulting services." Please disclose the names of these consultants and the services they provided.

RESPONSE:   There are no consultants who received 1,700,000. We have corrected this error in our disclosure.

Exhibits

COMMENT 42: Please review your Standby Equity Distribution Agreement and your
            Escrow Agreement for drafting errors and refile (please attach blacklined copies with your response letter). For example, the placement agent is incorrectly identified a Newbridge Securities in the forefront of the Standby Equity Distribution Agreement. The references to the "Investor" and to the "Company" in Part 2.c of the Escrow Agreement appear to be confused.

RESPONSE:   We have revised the documents as requested and have attached them as exhibits to this response letter.

COMMENT 43: Explain to us the reference to "free trading shares" in Section 1.2 of the Standby Equity Distribution Agreement.

            Form.10-KSB for the Year Ended December 31, 2004

            Form 10-OSB for the Quarter Ended March 31, 2005

RESPONSE:   The term "free trading shares" refers to the shares registered under the registration statement once they have been declared effective.

Mr.  Larry Spirgel
December 6, 2005
Page 15

Controls and Procedures, page 28

COMMENT 44: Please revise your future periodic reports to comply with our comments on your Form SB-2.

RESPONSE:   We will revise our future periodic reports to comply with these comments to our Form SB-2.

COMMENT 45: We note your disclosure that your officer's evaluation "was conducted within 90 days prior to the filing of this report." Please note that filings after August 14, 2003 must comply with the disclosure requirements of revised Item 307. That is; you must disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. Please confirm in your response letter that your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-K and your Form 10-Q for the quarter ended March 31, 2005. Please also revise your future filings accordingly.

RESPONSE:   We confirm that our disclosure controls and procedures were effective as of the end of the period covered by the Form 10-KSB and Form 10-QSB for the quarter ended March 31, 2005 and June 30, 2005.

Mr.  Larry Spirgel
December 6, 2005
Page 16

COMMENT 46: We note your disclosure that your officer concluded that your disclosure controls and procedures were "effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion." Please confirm to us in your response letter, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are also effective to ensure that information required to be-disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, in your future filings, you may simply state that your disclosure controls and procedures are effective.

RESPONSE:   We confirm that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports, which we file under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the Commissions' rules and forms and are also effective to ensure that information required to be disclosed is disclosed as required.

Mr.  Larry Spirgel
December 6, 2005
Page 17

COMMENT 47: We note your disclosure that "[t]here have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date the Principal Executive Officer and Principal Financial Officer completed their evaluation." Item 308(c) of Regulation S-B requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm in your response letter, if true, that there was no change in your internal control over financial reporting that occurred during your fourth quarter of 2004 and your first quarter ending March 31, 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also revise your future filings accordingly.

RESPONSE:   We confirm that there were no changes in our internal controls over financial reporting that occurred during the fourth quarter of 2004 and the first quarter ending March 31, 2005 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Very truly yours,


/s/ Stephen W. Carnes

Stephen W. Carnes
President

                                    EXHIBIT A

                      STANDBY EQUITY DISTRIBUTION AGREEMENT

      AGREEMENT dated as of the 20th day of January, 2005 (the "Agreement") between KATALYST CAPITAL GROUP LTD (the "Investor"), and SIGNATURE LEISURE, INC., a corporation organized and existing under the laws of the State of Colorado (the "Company").

      WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company up to Five Million Dollars ($5,000,000) of the Company's common stock, par value $0.001 per share (the "Common Stock"); and

      WHEREAS, such investments will be made in reliance upon the provisions of Regulation D ("Regulation D") of the Securities Act of 1933, as amended, and the regulations promulgated thereunder (the "Securities Act"), and or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the investments to be made hereunder.


      WHEREAS, the Company has engaged Spencer Clarke LLC, to act as the Company's exclusive placement agent in connection with the sale of the Company's Common Stock to the Investor hereunder pursuant to the Placement Agent Agreement dated the date hereof by and among the Company, the Placement Agent and the Investor (the "Placement Agent Agreement").


      NOW, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I.
                               Certain Definitions

      Section 1.1. "Advance" shall mean the portion of the Commitment Amount requested by the Company in the Advance Notice.

      Section 1.2. "Advance Date" shall mean the date Marchena and Graham P.A. Escrow Account is in receipt of the funds from the Investor and Marchena and Graham P.A., is in possession of free trading shares from the Company and therefore an Advance by the Investor to the Company can be made and Marchena and Graham P.A. can release the free trading shares to the Investor. No Advance Date shall be less than six (6) Trading Days after an Advance Notice Date.

      Section 1.3. "Advance Notice" shall mean a written notice to the Investor setting forth the Advance amount that the Company requests from the Investor and the Advance Date.

      Section 1.4. "Advance Notice Date" shall mean each date the Company delivers to the Investor an Advance Notice requiring the Investor to advance funds to the Company, subject to the terms of this Agreement. No Advance Notice Date shall be less than six (6) Trading Days after the prior Advance Notice Date.

      Section 1.5. "Bid Price" shall mean, on any date, the closing bid price (as reported by Bloomberg L.P.) of the Common Stock on the Principal Market or if the Common Stock is not traded on a Principal Market, the highest reported bid price for the Common Stock, as furnished by the National Association of Securities Dealers, Inc.

      Section 1.6. "Closing" shall mean one of the closings of a purchase and sale of Common Stock pursuant to Section 2.3.

      Section 1.7. "Commitment Amount" shall mean the aggregate amount of up to Five Million Dollars ($5,000,000) which the Investor has agreed to provide to the Company in order to purchase the Company's Common Stock pursuant to the terms and conditions of this Agreement.

      Section 1.8. "Commitment Period" shall mean the period commencing on the earlier to occur of (i) the Effective Date, or (ii) such earlier date as the Company and the Investor may mutually agree in writing, and expiring on the earliest to occur of (x) the date on which the Investor shall have made payment of Advances pursuant to this Agreement in the aggregate amount of Five Million Dollars ($5,000,000), (y) the date this Agreement is terminated pursuant to
Section 2.5, or (z) the date occurring twenty-four (24) months after the Effective Date.

      Section 1.9. "Common Stock" shall mean the Company's common stock, par value $0.001 per share.

      Section 1.10. "Condition Satisfaction Date" shall have the meaning set forth in Section 7.2.

      Section 1.11. "Damages" shall mean any loss, claim, damage, liability, costs and expenses (including, without limitation, reasonable attorney's fees and disbursements and costs and expenses of expert witnesses and investigation).

      Section 1.12. "Effective Date" shall mean the date on which the SEC first declares effective a Registration Statement registering the resale of the Registrable Securities as set forth in Section 7.2(a).

      Section 1.13. "Escrow Agreement" shall mean the escrow agreement among the Company, the Investor, and Marchena and Graham P.A. dated the date hereof.

      Section 1.14. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

      Section 1.15. "Material Adverse Effect" shall mean any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to enter into and perform any of its obligations under this Agreement or the Registration Rights Agreement in any material respect.

      Section 1.16. "Market Price" shall mean the lowest VWAP of the Common Stock during the Pricing Period.

      Section 1.17. "Maximum Advance Amount" shall be Two Hundred Thousand Dollars ($200,000) per Advance Notice.

      Section 1.18 "NASD" shall mean the National Association of Securities Dealers, Inc.

      Section 1.19 "Person" shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.


      Section 1.20 "Placement Agent" shall mean Spencer Clarke LLC, a registered broker-dealer.


      Section 1.21 "Pricing Period" shall mean the five (5) consecutive Trading Days after the Advance Notice Date.

      Section 1.22 "Principal Market" shall mean the Nasdaq National Market, the Nasdaq SmallCap Market, the American Stock Exchange, the OTC Bulletin Board or the New York Stock Exchange, whichever is at the time the principal trading exchange or market for the Common Stock.

      Section 1.23 "Purchase Price" shall be set at ninety nine percent (99%) of the Market Price during the Pricing Period.

      Section 1.24 "Registrable Securities" shall mean the shares of Common Stock to be issued hereunder (i) in respect of which the Registration Statement has not been declared effective by the SEC, (ii) which have not been sold under circumstances meeting all of the applicable conditions of Rule 144 (or any similar provision then in force) under the Securities Act ("Rule 144") or (iii) which have not been otherwise transferred to a holder who may trade such shares without restriction under the Securities Act, and the Company has delivered a new certificate or other evidence of ownership for such securities not bearing a restrictive legend.

      Section 1.25 "Registration Rights Agreement" shall mean the Registration Rights Agreement dated the date hereof, regarding the filing of the Registration Statement for the resale of the Registrable Securities, entered into between the Company and the Investor.

      Section 1.26 "Registration Statement" shall mean a registration statement on Form S-1 or SB-2 (if use of such form is then available to the Company pursuant to the rules of the SEC and, if not, on such other form promulgated by the SEC for which the Company then qualifies and which counsel for the Company shall deem appropriate, and which form shall be available for the resale of the Registrable Securities to be registered there under in accordance with the provisions of this Agreement and the Registration Rights Agreement, and in accordance with the intended method of distribution of such securities), for the registration of the resale by the Investor of the Registrable Securities under the Securities Act.

      Section 1.27 "Regulation D" shall have the meaning set forth in the recitals of this Agreement.

      Section 1.28 "SEC" shall mean the Securities and Exchange Commission.

      Section 1.29 "Securities Act" shall have the meaning set forth in the recitals of this Agreement.

      Section 1.30 "SEC Documents" shall mean Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB, Current Reports on Form 8-K and Proxy Statements of the Company as supplemented to the date hereof, filed by the Company for a period of at least twelve (12) months immediately preceding the date hereof or the Advance Date, as the case may be, until such time as the Company no longer has an obligation to maintain the effectiveness of a Registration Statement as set forth in the Registration Rights Agreement.

      Section 1.31 "Trading Day" shall mean any day during which the New York Stock Exchange shall be open for business.

      Section 1.32 "VWAP" shall mean the volume weighted average price of the Company's common stock as quoted by Bloomberg, LP.

                                   ARTICLE II.
                                    Advances

      Section 2.1. Investments.

            (a) Advances. Upon the terms and conditions set forth herein (including, without limitation, the provisions of Article VII hereof), on any Advance Notice Date the Company may request an Advance by the Investor by the delivery of an Advance Notice. The number of shares of Common Stock that the Investor shall receive for each Advance shall be determined by dividing the amount of the Advance by the Purchase Price. No fractional shares shall be issued. Fractional shares shall be rounded to the next higher whole number of shares. The aggregate maximum amount of all Advances that the Investor shall be obligated to make under this Agreement shall not exceed the Commitment Amount.

      Section 2.2. Mechanics.

            (a) Advance Notice. At any time during the Commitment Period, the Company may deliver an Advance Notice to the Investor, subject to the conditions set forth in Section 7.2; provided, however, the amount for each Advance as designated by the Company in the applicable Advance Notice, shall not be more than the Maximum Advance Amount. The aggregate amount of the Advances pursuant to this Agreement shall not exceed the Commitment Amount. The Company acknowledges that the Investor may sell shares of the Company's Common Stock corresponding with a particular Advance Notice on the day the Advance Notice is received by the Investor. There will be a minimum of six (6) Trading Days between each Advance Notice Date.

            (b) Date of Delivery of Advance Notice. An Advance Notice shall be deemed delivered on (i) the Trading Day it is received by facsimile or otherwise by the Investor if such notice is received prior to 12:00 noon Eastern Time, or
(ii) the immediately succeeding Trading Day if it is received by facsimile or otherwise after 12:00 noon Eastern Time on a Trading Day or at any time on a day which is not a Trading Day. No Advance Notice may be deemed delivered, on a day that is not a Trading Day.

      Section 2.3. Closings. On each Advance Date, which shall be six (6) Trading Days after an Advance Notice Date, (i) the Company shall deliver to the Investor's Counsel, as defined pursuant to the Escrow Agreement, shares of the Company's Common Stock, representing the amount of the Advance by the Investor pursuant to Section 2.1 herein, registered in the name of the Investor which shall be delivered to the Investor, or otherwise in accordance with the Escrow Agreement and (ii) the Investor shall deliver to Marchena and Graham P.A. (the "Escrow Agent") the amount of the Advance specified in the Advance Notice by wire transfer of immediately available funds which shall be delivered to the Company, or otherwise in accordance with the Escrow Agreement. In addition, on or prior to the Advance Date, each of the Company and the Investor shall deliver to the other through the Investor's Counsel all documents, instruments and writings required to be delivered by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein. Payment of funds to the Company and delivery of the Company's Common Stock to the Investor shall occur in accordance with the conditions set forth above and those contained in the Escrow Agreement; provided, however, that to the extent the Company has not paid the fees, expenses, and disbursements of the Investor, the Investor's counsel and Kirkpatrick & Lockhart LLP in accordance with Section 12.4, the amount of such fees, expenses, and disbursements may be deducted by the Investor (and shall be paid to the relevant party) from the amount of the Advance with no reduction in the amount of shares of the Company's Common Stock to be delivered on such Advance Date.

      Section 2.4. Termination of Investment. The obligation of the Investor to make an Advance to the Company pursuant to this Agreement shall terminate permanently (including with respect to an Advance Date that has not yet occurred) in the event that (i) there shall occur any stop order or suspension of the effectiveness of the Registration Statement for an aggregate of fifty
(50) Trading Days, other than due to the acts of the Investor, during the Commitment Period, and (ii) the Company shall at any time fail materially to comply with the requirements of Article VI and such failure is not cured within thirty (30) days after receipt of written notice from the Investor, provided, however, that this termination provision shall not apply to any period commencing upon the filing of a post-effective amendment to such Registration Statement and ending upon the date on which such post effective amendment is declared effective by the SEC..

      Section 2.5. Agreement to Advance Funds.

            (a) The Investor agrees to advance the amount specified in the Advance Notice to the Company after the completion of each of the following conditions and the other conditions set forth in this Agreement:

                  (i) the execution and delivery by the Company, and the Investor, of this Agreement, and the Exhibits hereto;

                  (ii) the Company's Common Stock shall have been authorized for quotation on the National Association of Securities Dealers Inc.'s Over the Counter Bulletin Board.

                  (iii) Investor's Counsel shall have received the shares of Common Stock applicable to the Advance in accordance with Section 2.2(c) hereof;

                  (iv) the Company's Registration Statement with respect to the resale of the Registrable Securities in accordance with the terms of the Registration Rights Agreement shall have been declared effective by the SEC;

                  (v) the Company shall have obtained all material permits and qualifications required by any applicable state for the offer and sale of the Registrable Securities, or shall have the availability of exemptions therefrom. The sale and issuance of the Registrable Securities shall be legally permitted by all laws and regulations to which the Company is subject;

                  (vi) the Company shall have filed with the Commission in a timely manner all reports, notices and other documents required of a "reporting company" under the Exchange Act and applicable Commission regulations;

                  (vii) the fees as set forth in Section 12.4 below shall have been paid or can be withheld as provided in Section 2.3; and

                  (viii) the conditions set forth in Section 7.2 shall have been satisfied.

                  (ix) The Company shall have provided to the Investor an acknowledgement, from Beckstead & Watts LLP as to its ability to provide all consents required in order to file a registration statement in connection with this transaction;

                  (x) The Company's transfer agent shall be DWAC eligible.

      Section 2.6. Lock Up Period.

                  (i) During the Commitment Period, the Company shall not, issue or sell (i) any Common Stock or Preferred Stock without consideration or for a consideration per share less than the Bid Price on the date of issuance or (ii) issue or sell any warrant, option, right, contract, call, or other security or instrument granting the holder thereof the right to acquire Common Stock without consideration or for a consideration per share less than the Bid Price on the date of issuance.

                                  ARTICLE III.
                   Representations and Warranties of Investor

      Investor hereby represents and warrants to, and agrees with, the Company that the following are true and as of the date hereof and as of each Advance
Date:

      Section 3.1. Organization and Authorization. The Investor is duly incorporated or organized and validly existing in the jurisdiction of its incorporation or organization and has all requisite power and authority to purchase and hold the securities issuable hereunder. The decision to invest and the execution and delivery of this Agreement by such Investor, the performance by such Investor of its obligations hereunder and the consummation by such Investor of the transactions contemplated hereby have been duly authorized and requires no other proceedings on the part of the Investor. The undersigned has the right, power and authority to execute and deliver this Agreement and all other instruments (including, without limitations, the Registration Rights Agreement), on behalf of the Investor. This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms.

      Section 3.2. Evaluation of Risks. The Investor has such knowledge and experience in financial tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Company and of protecting its interests in connection with this transaction. It recognizes that its investment in the Company involves a high degree of risk.

      Section 3.3. No Legal Advice From the Company. The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with his or its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

      Section 3.4. Investment Purpose. The securities are being purchased by the Investor for its own account, for investment and without any view to the distribution, assignment or resale to others or fractionalization in whole or in part. The Investor agrees not to assign or in any way transfer the Investor's rights to the securities or any interest therein and acknowledges that the Company will not recognize any purported assignment or transfer except in accordance with applicable Federal and state securities laws. No other person has or will have a direct or indirect beneficial interest in the securities. The Investor agrees not to sell, hypothecate or otherwise transfer the Investor's securities unless the securities are registered under Federal and applicable state securities laws or unless, in the opinion of counsel satisfactory to the Company, an exemption from such laws is available.

      Section 3.5. Accredited Investor. The Investor is an "Accredited Investor" as that term is defined in Rule 501(a)(3) of Regulation D of the Securities Act.

      Section 3.6. Information. The Investor and its advisors (and its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information it deemed material to making an informed investment decision. The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management. Neither such inquiries nor any other due diligence investigations conducted by such Investor or its advisors, if any, or its representatives shall modify, amend or affect the Investor's right to rely on the Company's representations and warranties contained in this Agreement. The Investor understands that its investment involves a high degree of risk. The Investor is in a position regarding the Company, which, based upon employment, family relationship or economic bargaining power, enabled and enables such Investor to obtain information from the Company in order to evaluate the merits and risks of this investment. The Investor has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to this transaction.

      Section 3.7. Receipt of Documents. The Investor and its counsel has received and read in their entirety: (i) this Agreement and the Exhibits annexed hereto; (ii) all due diligence and other information necessary to verify the accuracy and completeness of such representations, warranties and covenants;
(iii) the Company's Form 10-KSB for the year ended year ended December 31, 2003 and Form 10-QSB for the period ended September 30, 2003 and (iv) answers to all questions the Investor submitted to the Company regarding an investment in the Company; and the Investor has relied on the information contained therein and has not been furnished any other documents, literature, memorandum or prospectus.

      Section 3.8. Registration Rights Agreement and Escrow Agreement. The parties have entered into the Registration Rights Agreement and the Escrow Agreement, each dated the date hereof.

      Section 3.9. No General Solicitation. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the shares of Common Stock offered hereby.

      Section 3.10. Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any "Affiliate" of the Company (as that term is defined in Rule 405 of the Securities Act). Neither the Investor nor its Affiliates has an open short position in the Common Stock of the Company, and the Investor agrees that it will not, and that it will cause its Affiliates not to, engage in any short sales of or hedging transactions with respect to the Common Stock, provided that the Company acknowledges and agrees that upon receipt of an Advance Notice the Investor will sell the Shares to be issued to the Investor pursuant to the Advance Notice, even if the Shares have not been delivered to the Investor.

      Section 3.11. Trading Activities. The Investor's trading activities with respect to the Company's Common Stock shall be in compliance with all applicable federal and state securities laws, rules and regulations and the rules and regulations of the Principal Market on which the Company's Common Stock is listed or traded. Neither the Investor nor its affiliates has an open short position in the Common Stock of the Company and, except as set forth below, the Investor shall not and will cause its affiliates not to engage in any short sale as defined in any applicable SEC or National Association of Securities Dealers rules on any hedging transactions with respect to the Common Stock. Without limiting the foregoing, the Investor agrees not to engage in any naked short transactions in excess of the amount of shares owned (or an offsetting long position) during the Commitment Period. The Investor shall be entitled to sell Common Stock during the applicable Pricing Period.

                                   ARTICLE IV.
                  Representations and Warranties of the Company

      Except as stated below, on the disclosure schedules attached hereto or in the SEC Documents (as defined herein), the Company hereby represents and warrants to, and covenants with, the Investor that the following are true and correct as of the date hereof:

      Section 4.1. Organization and Qualification. The Company is duly incorporated or organized and validly existing in the jurisdiction of its incorporation or organization and has all requisite power and authority corporate power to own its properties and to carry on its business as now being conducted. Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

      Section 4.2. Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement, the Registration Rights Agreement, the Escrow Agreement, the Placement Agent Agreement and any related agreements, in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement, the Registration Rights Agreement, the Escrow Agreement, the Placement Agent Agreement and any related agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders, (iii) this Agreement, the Registration Rights Agreement, the Escrow Agreement, the Placement Agent Agreement and any related agreements have been duly executed and delivered by the Company, (iv) this Agreement, the Registration Rights Agreement, the Escrow Agreement, the Placement Agent Agreement and assuming the execution and delivery thereof and acceptance by the Investor and any related agreements constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

      Section 4.3. Capitalization. As of the date hereof, the authorized capital stock of the Company consists of 500,000,000 shares of Common Stock, par value $0.001 per share and 10,000,000 shares of Preferred Stock of which 12,295,414 shares of Common Stock and no shares of Preferred Stock were issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as disclosed in the SEC Documents, no shares of Common Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. Except as disclosed in the SEC Documents, as of the date hereof, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, (ii) there are no outstanding debt securities (iii) there are no outstanding registration statements other than on Form S-8 and (iv) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of their securities under the Securities Act (except pursuant to the Registration Rights Agreement). There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by this Agreement or any related agreement or the consummation of the transactions described herein or therein. The Company has furnished to the Investor true and correct copies of the Company's Certificate of Incorporation, as amended and as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's By-laws, as in effect on the date hereof (the "By-laws"), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

      Section 4.4. No Conflict. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Certificate of Incorporation, any certificate of designations of any outstanding series of preferred stock of the Company or By-laws or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market on which the Common Stock is quoted) applicable to the Company or any of its subsidiaries or by which any material property or asset of the Company or any of its subsidiaries is bound or affected and which would cause a Material Adverse Effect. Except as disclosed in the SEC Documents, neither the Company nor its subsidiaries is in violation of any term of or in default under its Certificate of Incorporation or By-laws or their organizational charter or by-laws, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiaries. The business of the Company and its subsidiaries is not being conducted in violation of any material law, ordinance, regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement or the Registration Rights Agreement in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company and its subsidiaries are unaware of any fact or circumstance which might give rise to any of the foregoing.

      Section 4.5. SEC Documents; Financial Statements. Since January 1, 2002, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under of the Exchange Act. The Company has delivered to the Investor or its representatives, or made available through the SEC's website at http://www.sec.gov, true and complete copies of the SEC Documents. As of their respective dates, the financial statements of the Company disclosed in the SEC Documents (the "Financial Statements") complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or
(ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and, fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Investor which is not included in the SEC Documents contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      Section 4.6. 10b-5. The SEC Documents do not include any untrue statements of material fact, nor do they omit to state any material fact required to be stated therein necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

      Section 4.7. No Default. Except as disclosed in the SEC Documents, the Company is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust or other material instrument or agreement to which it is a party or by which it is or its property is bound and neither the execution, nor the delivery by the Company, nor the performance by the Company of its obligations under this Agreement or any of the exhibits or attachments hereto will conflict with or result in the breach or violation of any of the terms or provisions of, or constitute a default or result in the creation or imposition of any lien or charge on any assets or properties of the Company under its Certificate of Incorporation, By-Laws, any material indenture, mortgage, deed of trust or other material agreement applicable to the Company or instrument to which the Company is a party or by which it is bound, or any statute, or any decree, judgment, order, rules or regulation of any court or governmental agency or body having jurisdiction over the Company or its properties, in each case which default, lien or charge is likely to cause a Material Adverse Effect on the Company's business or financial condition.

      Section 4.8. Absence of Events of Default. Except for matters described in the SEC Documents and/or this Agreement, no Event of Default, as defined in the respective agreement to which the Company is a party, and no event which, with the giving of notice or the passage of time or both, would become an Event of Default (as so defined), has occurred and is continuing, which would have a Material Adverse Effect on the Company's business, properties, prospects, financial condition or results of operations.

      Section 4.9. Intellectual Property Rights. The Company and its subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. The Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.

      Section 4.10. Employee Relations. Neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened. None of the Company's or its subsidiaries' employees is a member of a union and the Company and its subsidiaries believe that their relations with their employees are good.

      Section 4.11. Environmental Laws. The Company and its subsidiaries are (i) in compliance with any and all applicable material foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval.

      Section 4.12. Title. Except as set forth in the SEC Documents, the Company has good and marketable title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of the Company. Any real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

      Section 4.13. Insurance. The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged. Neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not materially and adversely affect the condition, financial or otherwise, or the earnings, business or operations of the Company and its subsidiaries, taken as a whole.

      Section 4.14. Regulatory Permits. The Company and its subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

      Section 4.15. Internal Accounting Controls. The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

      Section 4.16. No Material Adverse Breaches, etc. Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has or is expected in the future to have a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries. Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is in breach of any contract or agreement which breach, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries.

      Section 4.17. Absence of Litigation. Except as set forth in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Common Stock or any of the Company's subsidiaries, wherein an unfavorable decision, ruling or finding would
(i) have a Material Adverse Effect on the transactions contemplated hereby (ii) adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, this Agreement or any of the documents contemplated herein, or (iii) except as expressly disclosed in the SEC Documents, have a Material Adverse Effect on the business, operations, properties, financial condition or results of operation of the Company and its subsidiaries taken as a whole.

      Section 4.18. Subsidiaries. Except as disclosed in the SEC Documents, the Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, association or other business entity.

      Section 4.19. Tax Status. Except as disclosed in the SEC Documents, the Company and each of its subsidiaries has made or filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company and each of its subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

      Section 4.20. Certain Transactions. Except as set forth in the SEC Documents none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

      Section 4.21. Fees and Rights of First Refusal. The Company is not obligated to offer the securities offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

      Section 4.22. Use of Proceeds. The Company represents that the net proceeds from this offering will be used for general corporate purposes. However, in no event shall the net proceeds from this offering be used by the Company for the payment (or loaned to any such person for the payment) of any judgment, or other liability, incurred by any executive officer, officer, director or employee of the Company, except for any liability owed to such person for services rendered, or if any judgment or other liability is incurred by such person originating from services rendered to the Company, or the Company has indemnified such person from liability.

      Section 4.23. Further Representation and Warranties of the Company. For so long as any securities issuable hereunder held by the Investor remain outstanding, the Company acknowledges, represents, warrants and agrees that it will maintain the listing of its Common Stock on the Principal Market

      Section 4.24. Opinion of Counsel. Investor shall receive an opinion letter from counsel acceptable to the Investor on the date hereof.

      Section 4.25. Opinion of Counsel. The Company will obtain for the Investor, at the Company's expense, any and all opinions of counsel which may be reasonably required in order to sell the securities issuable hereunder without restriction.

      Section 4.26. Dilution. The Company is aware and acknowledges that issuance of shares of the Company's Common Stock could cause dilution to existing shareholders and could significantly increase the outstanding number of shares of Common Stock.

                                   ARTICLE V.
                                 Indemnification

      The Investor and the Company represent to the other the following with respect to itself:

      Section 5.1. Indemnification.

            (a) In consideration of the Investor's execution and delivery of this Agreement, and in addition to all of the Company's other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Investor, and all of its officers, directors, partners, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Investor Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Investor Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by the Investor Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement or the Registration Rights Agreement or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in this Agreement or the Registration Rights Agreement or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Investor Indemnitee not arising out of any action or inaction of an Investor Indemnitee, and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Investor Indemnitees. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

            (b) In consideration of the Company's execution and delivery of this Agreement, and in addition to all of the Investor's other obligations under this Agreement, the Investor shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, shareholders, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Company Indemnitees") from and against any and all Indemnified Liabilities incurred by the Company Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Investor in this Agreement, the Registration Rights Agreement, or any instrument or document contemplated hereby or thereby executed by the Investor, (b) any breach of any covenant, agreement or obligation of the Investor(s) contained in this Agreement, the Registration Rights Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Investor, or (c) any cause of action, suit or claim brought or made against such Company Indemnitee based on misrepresentations or due to a breach by the Investor and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Company Indemnitees. To the extent that the foregoing undertaking by the Investor may be unenforceable for any reason, the Investor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

            (c) The obligations of the parties to indemnify or make contribution under this Section 5.1 shall survive termination.

                                   ARTICLE VI.
                            Covenants of the Company

      Section 6.1. Registration Rights. The Company shall cause the Registration Rights Agreement to remain in full force and effect and the Company shall comply in all material respects with the terms thereof.

      Section 6.2. Listing of Common Stock. The Company shall obtain and maintain the Common Stock's authorization for quotation on the National Association of Securities Dealers Inc.'s Over the Counter Bulletin Board.

      Section 6.3. Exchange Act Registration. The Company will cause its Common Stock to continue to be registered under Section 12(g) of the Exchange Act, will file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act and will not take any action or file any document (whether or not permitted by Exchange Act or the rules thereunder to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under said Exchange Act.

      Section 6.4. Transfer Agent Instructions. Not later than two (2) business days after each Advance Notice Date and prior to each Closing and the effectiveness of the Registration Statement and resale of the Common Stock by the Investor, the Company will deliver instructions to its transfer agent to issue shares of Common Stock free of restrictive legends.

      Section 6.5. Corporate Existence. The Company will take all steps necessary to preserve and continue the corporate existence of the Company.

      Section 6.6. Notice of Certain Events Affecting Registration; Suspension of Right to Make an Advance. The Company will immediately notify the Investor upon its becoming aware of the occurrence of any of the following events in respect of a registration statement or related prospectus relating to an offering of Registrable Securities: (i) receipt of any request for additional information by the SEC or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to the registration statement or related prospectus; (ii) the issuance by the SEC or any other Federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the Registration Statement or related prospectus of any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the Registration Statement would be appropriate; and the Company will promptly make available to the Investor any such supplement or amendment to the related prospectus. The Company shall not deliver to the Investor any Advance Notice during the continuation of any of the foregoing events.

      Section 6.7. Expectations Regarding Advance Notices. Within ten (10) days after the commencement of each calendar quarter occurring subsequent to the commencement of the Commitment Period, the Company must notify the Investor, in writing, as to its reasonable expectations as to the dollar amount it intends to raise during such calendar quarter, if any, through the issuance of Advance Notices. Such notification shall constitute only the Company's good faith estimate and shall in no way obligate the Company to raise such amount, or any amount, or otherwise limit its ability to deliver Advance Notices. The failure by the Company to comply with this provision can be cured by the Company's notifying the Investor, in writing, at any time as to its reasonable expectations with respect to the current calendar quarter.

      Section 6.8. Consolidation; Merger. The Company shall not, at any time after the date hereof, effect any merger or consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity (a "Consolidation Event") unless the resulting successor or acquiring entity (if not the Company) assumes by written instrument the obligation to deliver to the Investor such shares of stock and/or securities as the Investor is entitled to receive pursuant to this Agreement.

      Section 6.9. Issuance of the Company's Common Stock. The sale of the shares of Common Stock shall be made in accordance with the provisions and requirements of Regulation D and any applicable state securities law.

                                  ARTICLE VII.
                Conditions for Advance and Conditions to Closing

      Section 7.1. Conditions Precedent to the Obligations of the Company. The obligation hereunder of the Company to issue and sell the shares of Common Stock to the Investor incident to each Closing is subject to the satisfaction, or waiver by the Company, at or before each such Closing, of each of the conditions set forth below.

            (a) Accuracy of the Investor's Representations and Warranties. The representations and warranties of the Investor shall be true and correct in all material respects.

            (b) Performance by the Investor. The Investor shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement and the Registration Rights Agreement to be performed, satisfied or complied with by the Investor at or prior to such Closing.

      Section 7.2. Conditions Precedent to the Right of the Company to Deliver an Advance Notice and the Obligation of the Investor to Purchase Shares of Common Stock. The right of the Company to deliver an Advance Notice and the obligation of the Investor hereunder to acquire and pay for shares of the Company's Common Stock incident to a Closing is subject to the fulfillment by the Company, on (i) the date of delivery of such Advance Notice and (ii) the applicable Advance Date (each a "Condition Satisfaction Date"), of each of the following conditions:

            (a) Listing of the Company's Common Stock. The Company's Common Stock shall have been authorized for quotation on the National Association of Securities Dealers Inc.'s Over the Counter Bulletin Board.

            (b) Registration of the Common Stock with the SEC. The Company shall have filed with the SEC a Registration Statement with respect to the resale of the Registrable Securities in accordance with the terms of the Registration Rights Agreement. As set forth in the Registration Rights Agreement, the Registration Statement shall have previously become effective and shall remain effective on each Condition Satisfaction Date and (i) neither the Company nor the Investor shall have received notice that the SEC has issued or intends to issue a stop order with respect to the Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, or intends or has threatened to do so (unless the SEC's concerns have been addressed and the Investor is reasonably satisfied that the SEC no longer is considering or intends to take such action), and (ii) no other suspension of the use or withdrawal of the effectiveness of the Registration Statement or related prospectus shall exist. The Registration Statement must have been declared effective by the SEC prior to the first Advance Notice Date.

            (c) Authority. The Company shall have obtained all permits and qualifications required by any applicable state in accordance with the Registration Rights Agreement for the offer and sale of the shares of Common Stock, or shall have the availability of exemptions therefrom. The sale and issuance of the shares of Common Stock shall be legally permitted by all laws and regulations to which the Company is subject.

            (d) Fundamental Changes. There shall not exist any fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement.

            (e) Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement (including, without limitation, the conditions specified in Section 2.5 hereof) and the Registration Rights Agreement to be performed, satisfied or complied with by the Company at or prior to each Condition Satisfaction Date.

            (f) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly and adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting or adversely affecting any of the transactions contemplated by this Agreement.

            (g) No Suspension of Trading in or Delisting of Common Stock. The trading of the Common Stock is not suspended by the SEC or the Principal Market (if the Common Stock is traded on a Principal Market). The issuance of shares of Common Stock with respect to the applicable Closing, if any, shall not violate the shareholder approval requirements of the Principal Market (if the Common Stock is traded on a Principal Market). The Company shall not have received any notice threatening the continued listing of the Common Stock on the Principal Market (if the Common Stock is traded on a Principal Market).

            (h) Maximum Advance Amount. The amount of any Advance requested by the Company shall not exceed the Maximum Advance Amount. In addition, in no event shall the number of shares issuable to the Investor pursuant to an Advance cause the Investor to own in excess of nine and 9/10 percent (9.9%) of the then outstanding Common Stock of the Company.

            (i) No Knowledge. The Company has no knowledge of any event which would be more likely than not to have the effect of causing such Registration Statement to be suspended or otherwise ineffective.

            (j) Other. On each Condition Satisfaction Date, the Investor shall have received the certificate executed by an officer of the Company in the form of Exhibit A attached hereto.

                                  ARTICLE VIII.
         Due Diligence Review; Non-Disclosure of Non-Public Information

      Section 8.1. Due Diligence Review. Prior to the filing of the Registration Statement the Company shall make available for inspection and review by the Investor, advisors to and representatives of the Investor, any underwriter participating in any disposition of the Registrable Securities on behalf of the Investor pursuant to the Registration Statement, any such registration statement or amendment or supplement thereto or any blue sky, NASD or other filing, all financial and other records, all SEC Documents and other filings with the SEC, and all other corporate documents and properties of the Company as may be reasonably necessary for the purpose of such review, and cause the Company's officers, directors and employees to supply all such information reasonably requested by the Investor or any such representative, advisor or underwriter in connection with such Registration Statement (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of the Registration Statement for the sole purpose of enabling the Investor and such representatives, advisors and underwriters and their respective accountants and attorneys to conduct initial and ongoing due diligence with respect to the Company and the accuracy of the Registration Statement.

      Section 8.2. Non-Disclosure of Non-Public Information.

            (a) The Company shall not disclose non-public information to the Investor, advisors to or representatives of the Investor unless prior to disclosure of such information the Company identifies such information as being non-public information and provides the Investor, such advisors and representatives with the opportunity to accept or refuse to accept such non-public information for review. The Company may, as a condition to disclosing any non-public information hereunder, require the Investor's advisors and representatives to enter into a confidentiality agreement in form reasonably satisfactory to the Company and the Investor.

            (b) Nothing herein shall require the Company to disclose non-public information to the Investor or its advisors or representatives, and the Company represents that it does not disseminate non-public information to any investors who purchase stock in the Company in a public offering, to money managers or to securities analysts, provided, however, that notwithstanding anything herein to the contrary, the Company will, as hereinabove provided, immediately notify the advisors and representatives of the Investor and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the Registration Statement would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading. Nothing contained in this Section 8.2 shall be construed to mean that such persons or entities other than the Investor (without the written consent of the Investor prior to disclosure of such information) may not obtain non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that based on such due diligence by such persons or entities, that the Registration Statement contains an untrue statement of material fact or omits a material fact required to be stated in the Registration Statement or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

                                   ARTICLE IX.
                           Choice of Law/Jurisdiction

      Section 9.1. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Nevada without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in Hudson County, New Jersey, and expressly consent to the jurisdiction and venue of the Superior Court of New Jersey, sitting in Hudson County, New Jersey and the United States District Court of New Jersey, sitting in Newark, New Jersey, for the adjudication of any civil action asserted pursuant to this paragraph.

                                   ARTICLE X.
                             Assignment/Termination

      Section 10.1. Assignment. Neither this Agreement nor any rights of the Company hereunder may be assigned to any other Person.

      Section 10.2. Termination. The obligations of the Investor to make Advances under Article II hereof shall terminate twenty-four (24) months after the Effective Date.

                                   ARTICLE XI.
                                     Notices

      Section 11.1. Notices. Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile, provided a copy is mailed by U.S. certified mail, return receipt requested;
(iii) three (3) days after being sent by U.S. certified mail, return receipt requested, or (iv) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:    Signature Leisure, Inc.
                          100 Candace Drive, Suite 100
                          Lake Mary, FL  32746
                          Attention:  Stephen W. Carnes, President

With a copy to:           Kirkpatrick & Lockhart LLP
                          201 South Biscayne Boulevard - Suite 2000
                          Miami, FL  33131-2399
                          Attention:  Clayton E. Parker, Esq.

If to the Investor(s):    Katalyst Capital Group
                          Leeward Highway
                          Providencials, Turks & Caicos Islands, B.W.I.
                          Attention:  Jason Tribeca, Portfolio Manager

With a copy to:           Marchena and Graham P.A.
                          233 S. Semoran Blvd.
                          Orlando, FL 32807
                          Attention: Keith Graham

Each party shall provide five (5) days' prior written notice to the other party of any change in address.

                                  ARTICLE XII.
                                  Miscellaneous

      Section 12.1. Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause four (4) additional original executed signature pages to be physically delivered to the other party within five (5) days of the execution and delivery hereof, though failure to deliver such copies shall not affect the validity of this Agreement.

      Section 12.2. Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

      Section 12.3. Reporting Entity for the Common Stock. The reporting entity relied upon for the determination of the trading price or trading volume of the Common Stock on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

      Section 12.4. Fees and Expenses. The Company hereby agrees to pay the following fees:

            (a) Legal Fees. Each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby, except that upon the execution of this Agreement the Company will pay Five Thousand Dollars ($5,000) to Marchena and Graham P.A. for legal, administrative, and escrow fees directly from the gross proceeds held in escrow from the First Closing of the Convertible Debenture transaction pursuant to the Securities Purchase Agreement dated the date hereof. Subsequently on each advance date, the Company will pay Marchena and Graham P.A., the sum of Five Hundred Dollars ($500) for legal, administrative and escrow fees as well as any outstanding fees of Kirkpatrick & Lockhart LLP directly out the proceeds of any Advances hereunder.

            (b) Commitment Fees.

                  (i) On each Advance Date the Company shall pay to the Investor, directly from the gross proceeds held in escrow, an amount equal to one percent (1%) of the amount of each Advance. The Company hereby agrees that if such payment, as is described above, is not made by the Company on the Advance Date, such payment will be made at the direction of the Investor as outlined and mandated by Section 2.3 of this Agreement.

                  (ii) Upon the execution of this Agreement the Company shall issue to the Investor one million (1,000,000) shares of the Company's Common. (the "Investor's Shares").

                  (iii) Fully Earned. The Investor's Shares shall be deemed fully earned as of the date hereof.

                  (iv) Registration Rights. The Investor's Shares will have "piggy-back" registration rights.

      Section 12.5. Brokerage. Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any person claiming brokerage commissions or finder's fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

      Section 12.6. Confidentiality. If for any reason the transactions contemplated by this Agreement are not consummated, each of the parties hereto shall keep confidential any information obtained from any other party (except information publicly available or in such party's domain prior to the date hereof, and except as required by court order) and shall promptly return to the other parties all schedules, documents, instruments, work papers or other written information without retaining copies thereof, previously furnished by it as a result of this Agreement or in connection herein.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, the parties hereto have caused this Standby Equity Distribution Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

                                        COMPANY:
                                        SIGNATURE LEISURE, INC.


                                        By: /s/ Stephen W. Carnes
                                            ------------------------------------
                                            Name:  Stephen W. Carnes
                                            Title: President

                                        INVESTOR:
                                        Katalyst Capital Group


                                        By: /s/ Jason Tribeca
                                            ------------------------------------
                                            Name:  Jason Tribeca
                                            Title: Portfolio Manager

                                    EXHIBIT A

                      ADVANCE NOTICE/COMPLIANCE CERTIFICATE

                             SIGNATURE LEISURE, INC.

      The undersigned, _______________________ hereby certifies, with respect to the sale of shares of Common Stock of Signature Leisure, Inc. (the "Company"), issuable in connection with this Advance Notice and Compliance Certificate dated ___________________ (the "Notice"), delivered pursuant to the Standby Equity Distribution Agreement (the "Agreement"), as follows:

      1. The undersigned is the duly elected President of the Company.

      2. There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post effective amendment to the Registration Statement.

      3. The Company has performed in all material respects all covenants and agreements to be performed by the Company on or prior to the Advance Date related to the Notice and has complied in all material respects with all obligations and conditions contained in the Agreement.

      4. The Advance requested is _____________________.

      The undersigned has executed this Certificate this ____ day of
_________________.

                                        Signature Leisure, Inc.


                                        By:
                                            ------------------------------------
                                            Name:  Stephen W. Carnes
                                            Title: President

                                    EXHIBIT B


                                ESCROW AGREEMENT

      THIS ESCROW AGREEMENT (this "Agreement") is made and entered into as of January 20, 2005 by SIGNATURE LEISURE, INC., a Colorado corporation (the "Company"); KATALYST CAPITAL GROUP LTD (the "Investor"); and MARCHENA AND GRAHAM, P.A. (the "Escrow Agent").

                                   BACKGROUND

      WHEREAS, the Company and the Investor have entered into an Standby Equity Distribution Agreement (the "Standby Equity Distribution Agreement") dated as of the date hereof, pursuant to which the Investor will purchase the Company's Common Stock, par value $0.001 per share (the "Common Stock"), at a price per share equal to the Purchase Price, as that term is defined in the Standby Equity Distribution Agreement, for an aggregate price of up to Five Million Dollars ($5,000,000). The Standby Equity Distribution Agreement provides that on each Advance Date the Investor, as that term is defined in the Standby Equity Distribution Agreement, shall deposit the Advance pursuant to the Advance Notice in a segregated escrow account to be held by Escrow Agent and the Company shall deposit shares of the Company's Common Stock, which shall be purchased by the Investor as set forth in the Standby Equity Distribution Agreement, with the Escrow Agent, in order to effectuate a disbursement to the Company of the Advance by the Escrow Agent and a disbursement to the Investor of the shares of the Company's Common Stock by Escrow Agent at a closing to be held as set forth in the Standby Equity Distribution Agreement (the "Closing").

      WHEREAS, Escrow Agent has agreed to accept, hold, and disburse the funds and the shares of the Company's Common Stock deposited with it in accordance with the terms of this Agreement.

      WHEREAS, in order to establish the escrow of funds and shares to effect the provisions of the Standby Equity Distribution Agreement, the parties hereto have entered into this Agreement.

      NOW THEREFORE, in consideration of the foregoing, it is hereby agreed as follows:

      1. Definitions. The following terms shall have the following meanings when used herein:

            a. "Escrow Funds" shall mean the Advance funds deposited with the Escrow Agent pursuant to this Agreement.

            b. "Joint Written Direction" shall mean a written direction executed by the Investor and the Company directing Escrow Agent to disburse all or a portion of the Escrow Funds or to take or refrain from taking any action pursuant to this Agreement.

            c. "Common Stock Joint Written Direction" shall mean a written direction executed by the Investor and the Company directing Company's Counsel to disburse all or a portion of the shares of the Company's Common Stock or to refrain from taking any action pursuant to this Agreement.

      2. Appointment of and Acceptance by Escrow Agent.

            a. The Investor and the Company hereby appoint Escrow Agent to serve as Escrow Agent hereunder. Escrow Agent hereby accepts such appointment and, upon receipt by wire transfer of the Escrow Funds in accordance with Section 3 below, agrees to hold, invest and disburse the Escrow Funds in accordance with this Agreement.

            b. The Investor and the Company hereby appoint the Escrow Agent to serve as the holder of the shares of the Company's Common Stock which shall be purchased by the Investor. The Escrow Agent hereby accepts such appointment and, upon receipt of the certificates representing of the shares of the Company's Common Stock in accordance with Section 3 below, agrees to hold and disburse the shares of the Company's Common Stock in accordance with this Agreement.



      3. Creation of Escrow Account/Common Stock Account.

On or prior to the date of this Agreement the Escrow Agent shall establish an escrow account for the deposit of the Escrow Funds entitled as follows: Marchena and Graham P.A. as trustee for Signature Leisure, Inc./Katalyst Capital Group Ltd. The Investor will wire funds to the account of the Escrow Agent.

Bank:                   SunTrust Bank
Routing #:              0 6 1 0 0 0 1 0 4
Account #:              0 7 1 3 7 1 3 0 2 6 9 8 0
Name on Account:        Marchena and Graham P.A. Trust Account as trustee for
                        Signature Leisure, Inc./Katalyst Capital Group Ltd.

      4. Deposits into the Escrow Account. The Investor agrees that it shall promptly deliver all monies for the payment of the Common Stock to the Escrow Agent for deposit in the Escrow Account.

      5. Disbursements from the Escrow Account.

            a. At such time as Escrow Agent has collected and deposited instruments of payment in the total amount of the Advance and has received such Common Stock from the Company which are to be issued to the Investor pursuant to the Standby Equity Distribution Agreement, the Escrow Agent shall notify the Company and the Investor. The Escrow Agent will continue to hold such funds until the Investor and Company execute and deliver a Joint Written Direction directing the Escrow Agent to disburse the Escrow Funds pursuant to Joint Written Direction at which time the Escrow Agent shall wire the Escrow Funds to the Company. In disbursing such funds, Escrow Agent is authorized to rely upon such Joint Written Direction from Company and may accept any signatory from the Company listed on the signature page to this Agreement and any signature from the Investor that is listed on the signature page to this agreement. Simultaneous with delivery of the executed Joint Written Direction to the Escrow Agent the Investor and Company shall execute and deliver a Common Stock Joint Written Direction to the Escrow Agent directing the Escrow Agent to release via Federal Express to the Investor the shares of the Company's Common Stock. In releasing such shares of Common Stock the Escrow Agent is authorized to rely upon such Common Stock Joint Written Direction from Company and may accept any signatory from the Company listed on the signature page to this Agreement and any signature from the Investor that is listed on the signature page to this agreement.

      In the event the Escrow Agent does not receive the amount of the Advance from the Investor or the shares of Common Stock to be purchased by the Investor from the Company, the Escrow Agent shall notify the Company and the Investor.

      In the event that the Escrow Agent has not received the Common Stock to be purchased by the Investor from the Company, in no event will the Escrow Funds be released to the Company until such shares are received by the Escrow Agreement. For purposes of this Agreement, the term "Common Stock certificates" shall mean Common Stock certificates to be purchased pursuant to the respective Advance Notice pursuant to the Standby Equity Distribution Agreement.

      6. Deposit of Funds. The Escrow Agent is hereby authorized to deposit the wire transfer proceeds in the Escrow Account.

      7. Suspension of Performance: Disbursement Into Court.

            a. Escrow Agent. If at any time, there shall exist any dispute between the Company and the Investor with respect to holding or disposition of any portion of the Escrow Funds or the Common Stock or any other obligations of Escrow Agent hereunder, or if at any time Escrow Agent is unable to determine, to Escrow Agent's sole satisfaction, the proper disposition of any portion of the Escrow Funds or Escrow Agent's proper actions with respect to its obligations hereunder, or if the parties have not within thirty (30) days of the furnishing by Escrow Agent of a notice of resignation pursuant to Section 9 hereof, appointed a successor Escrow Agent to act hereunder, then Escrow Agent may, in its sole discretion, take either or both of the following actions:

                  i. Suspend the performance of any of its obligations (including without limitation any disbursement obligations) under this Escrow Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of Escrow Agent or until a successor Escrow Agent shall be appointed (as the case may be); provided however, Escrow Agent shall continue to invest the Escrow Funds in accordance with Section 8 hereof; and/or

                  ii. Petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in any venue convenient to Escrow Agent, for instructions with respect to such dispute or uncertainty, and to the extent required by law, pay into such court, for holding and disposition in accordance with the instructions of such court, all funds held by it in the Escrow Funds, after deduction and payment to Escrow Agent of all fees and expenses (including court costs and attorneys' fees) payable to, incurred by, or expected to be incurred by Escrow Agent in connection with performance of its duties and the exercise of its rights hereunder.

                  iii. Escrow Agent shall have no liability to the Company, the Investor, or any person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of funds held in the Escrow Funds or any delay in with respect to any other action required or requested of Escrow Agent.

      8. Investment of Escrow Funds. The Escrow Agent shall deposit the Escrow Funds in a non-interest bearing money market account.

      If Escrow Agent has not received a Joint Written Direction at any time that an investment decision must be made, Escrow Agent may retain the Escrow Fund, or such portion thereof, as to which no Joint Written Direction has been received, in a non-interest bearing money market account.

      9. Resignation and Removal of Escrow Agent. Escrow Agent may resign from the performance of its duties hereunder at any time by giving thirty (30) days' prior written notice to the parties or may be removed, with or without cause, by the parties, acting jointly, by furnishing a Joint Written Direction to Escrow Agent, at any time by the giving of ten (10) days' prior written notice to Escrow Agent as provided herein below. Upon any such notice of resignation or removal, the representatives of the Investor and the Company identified in Sections 13a.(iv) and 13b.(iv), below, jointly shall appoint a successor Escrow Agent hereunder, which shall be a commercial bank, trust company or other financial institution. Upon the acceptance in writing of any appointment of Escrow Agent hereunder by a successor Escrow Agent, such successor Escrow Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Escrow Agent, and the retiring Escrow Agent shall be discharged from its duties and obligations under this Escrow Agreement, but shall not be discharged from any liability for actions taken as Escrow Agent hereunder prior to such succession. After any retiring Escrow Agent's resignation or removal, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Escrow Agreement. The retiring Escrow Agent shall transmit all records pertaining to the Escrow Funds and shall pay all funds held by it in the Escrow Funds to the successor Escrow Agent, after making copies of such records as the retiring Escrow Agent deems advisable and after deduction and payment to the retiring Escrow Agent of all fees and expenses (including court costs and attorneys' fees) payable to, incurred by, or expected to be incurred by the retiring Escrow Agent in connection with the performance of its duties and the exercise of its rights hereunder.

      10. Liability of Escrow Agent.

            a. Escrow Agent shall have no liability or obligation with respect to the Escrow Funds except for Escrow Agent's willful misconduct or gross negligence. Escrow Agent's sole responsibility shall be for the safekeeping, investment, and disbursement of the Escrow Funds in accordance with the terms of this Agreement. Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice or any fact or circumstance not specifically set forth herein. Escrow Agent may rely upon any instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by the person or parties purporting to sign the same and conform to the provisions of this Agreement. In no event shall Escrow Agent be liable for incidental, indirect, special, and consequential or punitive damages. Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Agreement or the Standby Equity Distribution Agreement, or to appear in, prosecute or defend any such legal action or proceeding. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to construction of any of the provisions hereof or of any other agreement or its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instructions of such counsel. The Company and the Investor jointly and severally shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel and Escrow Agent is hereby authorized to pay such fees and expenses from funds held in escrow.

            b. The Escrow Agent is hereby authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, without determination by the Escrow Agent of such court's jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in any case any order judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ judgment or decree which it is advised by legal counsel selected by it, binding upon it, without the need for appeal or other action; and if the Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

      11. Indemnification of Escrow Agent. From and at all times after the date of this Agreement, the parties jointly and severally, shall, to the fullest extent permitted by law and to the extent provided herein, indemnify and hold harmless Escrow Agent and each director, officer, employee, attorney, agent and affiliate of Escrow Agent (collectively, the "Indemnified Parties") against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorney's fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action, or proceeding (including any inquiry or investigation) by any person, including without limitation the parties to this Agreement, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Agreement or any transaction contemplated herein, whether or not any such Indemnified Party is a party to any such action or proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. If any such action or claim shall be brought or asserted against any Indemnified Party, such Indemnified Party shall promptly notify the Company and the Investor hereunder in writing, and the and the Company shall assume the defense thereof, including the employment of counsel and the payment of all expenses. Such Indemnified Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by such Indemnified Party in its sole discretion) in any such action and to participate and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by such Indemnified Party, except that the Investor and/or the Company shall be required to pay such fees and expense if
(a) the Investor or the Company agree to pay such fees and expenses, or (b) the Investor and/or the Company shall fail to assume the defense of such action or proceeding or shall fail, in the sole discretion of such Indemnified Party, to employ counsel reasonably satisfactory to the Indemnified Party in any such action or proceeding, (c) the Investor and the Company are the plaintiff in any such action or proceeding or (d) the named or potential parties to any such action or proceeding (including any potentially impleaded parties) include both Indemnified Party the Company and/or the Investor and Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Company or the Investor. The Investor and the Company shall be jointly and severally liable to pay fees and expenses of counsel pursuant to the preceding sentence, except that any obligation to pay under clause (a) shall apply only to the party so agreeing. All such fees and expenses payable by the Company and/or the Investor pursuant to the foregoing sentence shall be paid from time to time as incurred, both in advance of and after the final disposition of such action or claim. The obligations of the parties under this section shall survive any termination of this Agreement, and resignation or removal of the Escrow Agent shall be independent of any obligation of Escrow Agent.

      12. Expenses of Escrow Agent. Except as set forth in Section 11 the Company shall reimburse Escrow Agent for all of its reasonable out-of-pocket expenses, including attorneys' fees, travel expenses, telephone and facsimile transmission costs, postage (including express mail and overnight delivery charges), copying charges and the like as outlined in Section 12.4 of the Standby Equity Distribution Agreement dated the date hereof. All of the compensation and reimbursement obligations set forth in this Section shall be payable by the Company, upon demand by Escrow Agent. The obligations of the Company under this Section shall survive any termination of this Agreement and the resignation or removal of Escrow Agent.

      13. Warranties.

            a. The Investor makes the following representations and warranties to the Escrow Agent and Company:

                  i. The Investor has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

                  ii. This Agreement has been duly approved by all necessary action of the Investor, including any necessary approval of the limited partner of the Investor, has been executed by duly authorized officers of the Investor's general partner, enforceable in accordance with its terms.

                  iii. The execution, delivery, and performance of the Investor of this Agreement will not violate, conflict with, or cause a default under the agreement of limited partnership of the Investor, any applicable law or regulation, any court order or administrative ruling or degree to which the Investor is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement.

                  iv. Jason Tribeca has been duly appointed to act as the representative of Investor hereunder and has full power and authority to execute, deliver, and perform this Agreement, to execute and deliver any Joint Written Direction, to amend, modify, or waive any provision of this Agreement, and to take any and all other actions as the Investor's representative under this Agreement, all without further consent or direction form, or notice to, the Investor or any other party.

                  v. No party other than the parties hereto have, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

                  vi. All of the representations and warranties of the Investor contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement from the Escrow Funds.

            b. The Company makes the following representations and warranties to Escrow Agent and, the Investor:

                  i. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

                  ii. This Agreement has been duly approved by all necessary corporate action of the Company, including any necessary shareholder approval, has been executed by duly authorized officers of the Company, enforceable in accordance with its terms.

                  iii. The execution, delivery, and performance by the Company of this Escrow Agreement is in accordance with the Standby Equity Distribution Agreement and will not violate, conflict with, or cause a default under the certificate of incorporation or bylaws of the Company, any applicable law or regulation, any court order or administrative ruling or decree to which the Company is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement.

                  iv. Stephen W. Carnes has been duly appointed to act as the representative of the Company hereunder and has full power and authority to execute, deliver, and perform this Agreement, to execute and deliver any Joint Written Direction, to amend, modify or waive any provision of this Agreement and to take all other actions as the Company's Representative under this Agreement, all without further consent or direction from, or notice to, the Company or any other party.

                  v. No party other than the parties hereto shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

                  vi. All of the representations and warranties of the Company contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement from the Escrow Funds.

      14. Consent to Jurisdiction and Venue. In the event that any party hereto commences a lawsuit or other proceeding relating to or arising from this Agreement, the parties hereto agree that the United States District Court for the District of Florida shall have the sole and exclusive jurisdiction over any such proceeding. If all such courts lack federal subject matter jurisdiction, the parties agree that the Superior Court Division of Florida, Seminole County shall have sole and exclusive jurisdiction. Any of these courts shall be proper venue for any such lawsuit or judicial proceeding and the parties hereto waive any objection to such venue. The parties hereto consent to and agree to submit to the jurisdiction of any of the courts specified herein and agree to accept the service of process to vest personal jurisdiction over them in any of these courts.

      15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been validly served, given or delivered five
(5) days after deposit in the United States mail, by certified mail with return receipt requested and postage prepaid, when delivered personally, one (1) day delivery to any overnight courier, or when transmitted by facsimile transmission and addressed to the party to be notified as follows:

If to Investor, to:     Katalyst Capital Group
                        Leeward Highway
                        Providencials, Turks & Caicos Islands, B.W.I.
                        Attention: Jason Tribeca, Portfolio Manager
                        Katalyst Capital Group

If to Escrow Agent, to: Marchena and Graham P.A.
                        233 S. Semoran Blvd.
                        Orlando, FL 32807
                        Attention: Keith Graham
                        Marchena and Graham P.A.

If to Company, to:      Signature Leisure, Inc.
                        100 Candace Drive, Suite 100
                        Lake Mary, FL 32746
                        Attention: Stephen W. Carnes, President

With a copy to:         Kirkpatrick & Lockhart LLP
                        201 South Biscayne Boulevard - Suite 2000
                        Miami, Florida 33131-2399
                        Attention: Clayton E. Parker, Esq.
                        Telephone: (305) 539-3300
                        Facsimile: (305) 358-7095

      Or to such other address as each party may designate for itself by like notice.

      16. Amendments or Waiver. This Agreement may be changed, waived, discharged or terminated only by a writing signed by the parties of the Escrow Agent. No delay or omission by any party in exercising any right with respect hereto shall operate as waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

      17. Severability. To the extent any provision of this Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition, or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

      18. Governing Law. This Agreement shall be construed and interpreted in accordance with the internal laws of the State of Nevada without giving effect to the conflict of laws principles thereof.

      19. Entire Agreement. This Agreement constitutes the entire Agreement between the parties relating to the holding, investment, and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of the Escrow Agent with respect to the Escrow Funds.

      20. Binding Effect. All of the terms of this Agreement, as amended from time to time, shall be binding upon, inure to the benefit of and be enforceable by the respective heirs, successors and assigns of the Investor, the Company, or the Escrow Agent.

      21. Execution of Counterparts. This Agreement and any Joint Written Direction may be executed in counter parts, which when so executed shall constitute one and same agreement or direction.

      22. Termination. Upon the first to occur of the termination of the Standby Equity Distribution Agreement dated the date hereof or the disbursement of all amounts in the Escrow Funds and Common Stock into court pursuant to Section 7 hereof, this Agreement shall terminate and Escrow Agent shall have no further obligation or liability whatsoever with respect to this Agreement or the Escrow Funds or Common Stock.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF the parties have hereunto set their hands and seals the day and year above set forth.


                                        SIGNATURE LEISURE, INC.

                                        By: /s/ Stephen W. Carnes
                                            -----------------------------
                                        Name:  Stephen W. Carnes
                                        Title: President


                                        Katalyst Capital Group

                                        By: /s/ Jason Tribeca
                                            -----------------------------
                                        Name:  Jason Tribeca
                                        Title: Portfolio Manager


                                        MARCHENA AND GRAHAM, P.A.

                                        By: /s/ Keith Graham, Esq.
                                            -----------------------------
                                        Name:  Keith Graham, Esq.
                                        Title: Partner